Mail Stop 0407

August 16, 2005
Via U.S. Mail and Fax (561-659-4252)
Mr. Richard Garcia
Senior Vice President and Chief Financial Officer
Paxson Communications Corporation
601 Clearwater Park Road
West Palm Beach, FL 33401

Re: Paxson Corporation
        Form 10-K/A for Fiscal Year Ended December 31, 2004
    Filed April 29, 2005

    File No. 1-13452

Dear Mr. Garcia:

We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        /s/ Kyle Moffatt for

        Larry Spirgel
        Assistant Director